EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Chief Operating Officer

ST HELIER, Jersey, April 08, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that James Mufara (aged 49) has agreed to join the Caledonia group as Chief Operating Officer with effect from May 1, 2024. James was previously at Harmony Gold Mining Company Limited where, as Regional General Manager, he headed a complex portfolio of operations consisting of five mines and 15,000 staff, mining 450koz of gold per annum.

James has over 25 years’ experience in the mining sector in Southern Africa, including 13 years in leadership roles. His career has been primarily gold focused, but also with exposure to nickel, copper, and chrome mining. His experience includes deep-level underground mining and open-pit operations, which is relevant to the existing underground operation at Blanket mine and Caledonia’s development projects at Bilboes and Motapa which will be open-pit. He holds a BSc in Mining Engineering and an MBA.

Mark Learmonth, Chief Executive Officer, commented:

"I am delighted James will soon be starting his new role at Caledonia. He will be joining us at a pivotal moment in Caledonia’s development and I know the team will benefit from his wealth of experience. I very much look forward to working with him.”

James Mufara commented:

“I am excited that I will be joining Caledonia and look forward to working with the talented team to drive operational performance across the group’s high-quality portfolio.”

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson/ Matt Hogg	Tel: +44 20 300 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America)
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39